Exhibit 99.1

Exhibit No.	Exhibit

99.1	a.Press release regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2020;

b.Appointment by the Audit Committee of Sycip Gorres Velayo & Company as the Company’s external auditors for 2020; and

c.Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock.

May 7, 2020

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:  Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2020.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

May 7, 2020

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

                Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2020.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,589 As of March 31, 2020	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
June Cheryl C. Revilla	jacabal@pldt.com.ph	88168534

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	May 7, 2020

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

Address of principal officePostal Code

8.(632) 8816-8534

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

PLDT revenues reach Php41.5 billion in Q1 2020, up 9%

PLDT and Smart boost data services, provide communications assistance to frontline agencies and personnel in response to COVID pandemic

MANILA, Philippines, May 7th, 2020 – Continuing its growth momentum from 2019, PLDT raised service revenues by 9% to Php41.5 billion in the first quarter of 2020 (Q1 2020) – a new high in its quarterly revenues.  This increase was driven by data and broadband services, particularly on its wireless network, which now account for 71% of total revenues.

However, the outlook for the balance of 2020 has been affected by the COVID-19 pandemic, and the Enhanced Community Quarantine (ECQ) implemented on Luzon and later extended to other parts of the country, starting the second half of March 2020 until the middle of May.

Still, amidst the challenges, new opportunities for growth have arisen. Life under the ECQ has pushed the rapid adoption of online and digital services as people working from home have turned to web-based collaboration tools, distance learning, online shopping and payments, e-health services, among others.

This has opened the door for PLDT, with its superior network and digital infrastructure, to promote an even more extensive adoption of the digital lifestyle for Filipinos.

Strong Revenue Growth

The Consumer Individual Business Group once more set the pace for growth, posting Php20.2 billion in revenues, 20% up from the first quarter of 2019.  PLDT Enterprise generated Php10.1 billion in revenues, 3% higher than the previous year while PLDT Home increased its revenues by 5% to Php9.6 billion.

The combined service revenues of the Consumer, Home, and Enterprise business groups grew by 11% to Php39.9 billion and accounted for 96% of total revenues. The International and Carrier Business Group posted Php1.6 billion of service revenues, 25% lower than the prior year.

EBITDA rose by 8% to Php21.6 billion, with the 9% rise in service revenues more than compensating for increases in cash operating expenses.  EBITDA margin remained at 52%.

Telco Core Income was lower by 5%, at Php6.9 billion, as the rise in EBITDA was offset by higher depreciation and financing costs resulting from higher capital expenditures – the offshoot of the PLDT Group’s sustained network roll-out program.  Also, last year’s 1Q2019 Core Income was exceptionally high, due to lower levels for cash opex.  Still, PLDT’s telco core income in Q1 2020 was higher than its average quarterly telco core income of Php6.8b in 2019.

Reported Income was Php5.9 billion, 12% lower than the previous year, after taking into account our equity share in the results of Voyager Innovations and revaluation losses on our investment in Rocket Internet.

PLDT’s Net Debt as of Q1 2020 amounted to US$3,388 million while Net Debt-to-EBITDA stood at 2.03x.  The Company’s Gross Debt was US$4,055 million, with maturities well spread out and only 6.7% of which are unhedged.  Fixed-rate loans accounted for 84% of the total.

“The solid performance of our major business groups in 2019 flowing smoothly into the  first quarter of 2020 provides us the firm footing needed to face the tough trials created by the pandemic in 2020 and beyond,” said Alfredo S. Panlilio, Smart President and CEO, and, PLDT Chief Revenue Officer.

“This early, we already see how the network infrastructure, expertise and technical resources that we have acquired, upgraded, and made more resilient over the past several years are playing a major role in helping our customers rebuild their lives, and the country regain its prosperity,” he added

Wireless Maintains Momentum

For most of the first three months of 2020, the Wireless Consumer business maintained its forward momentum in top-ups, driven by greater adoption of data among its subscribers and higher usage by existing data users.  Mobile Internet revenues jumped nearly 40% versus the year ago level.  As a result, the share of data revenues out of total wireless consumer revenues rose to 72%, up from 65% in 1Q2019 and 44% in 2018.

Mobile data usage continued to be driven by customer demand for video, social media services, and mobile games delivered to prepaid subscribers through various GIGA load packages.  When the lockdown came along, this was augmented by customers using various work collaboration apps conveniently bundled in a new service offer called GIGA Work. The productivity tools in GIGA Work include MS Teams, Google Meet and CISCO WebEx for videoconferencing, MS Office 365 and GSuite for work collaboration, and PayMaya, Lazada, Shopee and Grab for delivery and payments.

The imposition of ECQ restrictions in mid-March initially caused a slowdown in daily load top-ups of mobile prepaid customers.  But the picture improved in the second half of April as the Smart sales and distribution teams began using digital tools such as the Ka-Partner mobile app to allow retailers to buy their load remotely and thus ensure a continuous supply for customers.

The continued rise in data usage and revenues was made possible by the sustained enhancement and expansion of Smart’s mobile data network, particularly its 4G/LTE service. This was aided by the continuing shift of Smart’s customers to smartphones.   By Q1 2020, about 71% of Smart, Sun and TnT mobile phone customers were using these data-capable devices.

“The strong growth in the Wireless Consumer Business in the first quarter has been tempered by COVID-19 as mobility and normal activity slowed down.  But since then, there has been increased demand for data services to address people’s new work-from-home (WFH) routines as well as other stay-at-home activities.  We are currently looking at solutions to further address the needs of consumers as everyone adopts to the emerging New Normal”, said Jane J. Basas, Senior Vice President and Head of the Wireless Consumer Business.

The Home as Office and School

PLDT Home posted a 5% rise in revenues due to improved installation of fixed broadband connections that started in the latter part of Q4 2019 and continued into the first quarter 2020.

These gains were made despite two major disruptions during this period – first, the eruption of Taal Volcano in January which affected sales and installation activities in the Calabarzon region, an important expansion market for fixed broadband services – and then the COVID-19 pandemic.

Despite these constraints, demand for PLDT’s fixed broadband services remained strong, driven in large part by people forced to work from home by ECQ restrictions.   While making inroads in the fixed wireless sector with net new connects of about 80,000 in the first quarter of 2020, PLDT Home continued to dominate the fixed-line broadband market with the faster and more stable Fiber technology.

“Because the Home has become the office and school at the same time, internet connectivity and digital services have become even more indispensable to families and individuals under quarantine.  This has opened the door to many opportunities for Filipinos to embrace digital tools that can help them cope with the challenges of living even after COVID,” said Menardo G. Jimenez, Jr., Senior Vice President for PLDT Home.

Doing Business Under COVID

The Enterprise Group posted Php10.1 billion in service revenues in Q12020, up 3% from a year ago, and the third consecutive quarter of steady growth.

Enterprise revenue growth in this quarter was constrained by business concerns over the impact of the virus outbreak, which resulted in projects being pushed back to the second half of 2020.  This affected, for example, the ICT business which increased revenues by 6% instead of the usual double-digit growth rates it had posted in the past quarters.

On the other hand, many companies scrambled to support work-from-home arrangements for their employees, boosting demand for PLDT’s fixed broadband and fixed wireless data services.  In particular, the growth of the Enterprise Wireless Business accelerated to 13%, with Postpaid rising 15% and Wireless broadband up 50% driven by WFH requirements.

“With our portfolio of fixed line, wireless and ICT services including data and cloud services, we are best positioned to help enterprises – large, medium, and small – to redesign the way they do business so that they can continue to thrive under COVID conditions,” said Juan Victor Hernandez, Senior Vice President for Enterprise of PLDT and Smart.

‘Cashless’ is part of the ‘New Normal’

In Q1 2020, PayMaya posted strong year-on-year growth across its synergized businesses - PayMaya Consumer, PayMaya Enterprise, and Smart Padala, due to its successful "Cashless for All" campaign. This growth trajectory preceded the arrival of COVID-19.

On the enterprise side, PayMaya has seen an increase in transaction volumes for previously cash-heavy sectors such as pharmaceuticals and groceries as Filipinos shop for essentials during ECQ. Transaction volume for eCommerce sites is now recovering with stronger demand especially for food, retail, and logistics sectors.  This will offset the expected downturn in volume from affected industries such as travel and leisure.

PayMaya has partnered with various government agencies to help the most vulnerable sectors of society cope with the effects of the COVID-19 pandemic. These include the Social Security System (SSS) for the Small Business Wage Subsidy program (SBWS); the Department of Social Welfare and Development (DSWD) for its Assistance to Individuals in Crisis Situations (AICS) fund; as well as the local governments of Manila, Mandaluyong, and Quezon City. Through these programs, beneficiaries have received financial assistance directly to their PayMaya accounts which they can then use for digital transactions or cash out via Smart Padala.

On the consumer side, registrations to the PayMaya app have been growing strongly as Filipinos look for the fastest and most convenient means to access financial services, especially for sending money. In neighborhood communities, PayMaya's over 30,000 Smart Padala partner agent touchpoints have been serving as last mile front-liners for the financial industry during the pandemic.

On April 6, 2020, Voyager announced that it had raised up to US$120 million in new investments from its current shareholders PLDT, KKR, Tencent, IFC, IFC Emerging Asia Fund.

Network Improvements continue

In the first quarter of 2020, PLDT and Smart continued their efforts to expand and upgrade their fixed and mobile networks, and implemented projects worth around Php19.6 billion during this period.

PLDT increased the coverage of its fixed network to 7.5 million homes passed, 4% more than end-2019.  Its total fixed-line capacity grew to 3.58 million ports, up 2% from end-2019, with 1.6 million ports of fiber-powered broadband available for new customers.  In the same period, the total footprint of PLDT’s fiber optic network expanded by 5% to about 338,500 kilometers of fiber cables.

Smart further improved its mobile data coverage by adding 1,400 new 4G base stations, raising the total to about 26,000 from end-2019.   It also added about 700 3G base stations, raising the total to 14,400.

The superior results of this expansion were validated by the latest Mobile Network Experience Report released in April 2020 by Internet analytics firm Opensignal which found that Smart remained ahead of competition in terms of Video Experience, Upload and Download Speed Experience, Voice App Experience and Games Experience.  Moreover, the report added that “Smart broke away from Globe in the six months since our last report to take the 4G Availability award.”

“Smart’s LTE advantage has grown since the imposition of ECQ restrictions.  In April 2020, we reallocated Smart’s assigned 1800 MHz frequencies from 2G to 4G/LTE.  As a result, 3,785 2G base stations were converted into 4G base stations, thus further increasing the mobile data capacity of Smart’s network. What’s more, 1800 Mhz is the most commonly used 4G frequency on most smartphones today.  So, this shift will benefit many 4G smartphone users,” said Mario G. Tamayo, Senior Vice President for Network Planning and Engineering of PLDT and Smart.

Response to COVID:  Speed Boost

ECQ restrictions confined people to their homes, and consequently made them turn to internet connectivity and online collaboration tools in order to work and study.  Even with the expected shift of data traffic from offices to homes factored in, the rapid move to WFH sparked a surge in data traffic of up to 20%.

PLDT and Smart responded to this turn of events by levelling up.  PLDT Home provided its Fibr customers in the Greater Manila area with a speed boost that raised the minimum Fibr service speed to 25 Mbps.  For its part, Smart doubled the data allocation for its postpaid customers and increased the size of the data packages for its prepaid customers.

Predictably, when supply met demand, data traffic spiked.  On Smart’s mobile data network, for example, data payload rose to 636PB in the first quarter of 2020 – double the traffic in 1Q19 and a 26% increase from end-2019

With people even more reliant than usual on internet services, PLDT and Smart took extraordinary measures to ensure data service availability.  Several critical network facilities in Metro Manila were placed under total lockdown, with operating personnel required to stay on-site for the duration of the ECQ.

Assistance to Front-liners

PLDT and Smart also stepped up their activities to provide communications assistance to agencies and organizations at the forefront of the battle against the virus.

These COVID initiatives started with Smart providing free mobile data access to official information sources on the COVID pandemic such as the website of the Department of Health (DOH) in order to keep the public properly informed.

PLDT Enterprise set up COVID hotlines for the Departments of Health, Labor and Employment, Social Welfare and Development and Agriculture.   It also provided hotlines and call center services for key government COVID hospitals such as the Philippine General Hospital, the Lung Center, the National Kidney Institute, as well as organizations such as the Philippine Red Cross.

Working with kindred companies such as the Metro Pacific Investments Corporation and Meralco, the PLDT installed carrier-grade Smart WiFi at the COVID treatment facilities set up in the World Trade Center, Rizal Memorial Coliseum, the Philippine International Convention Center and the Philippine Arena.

PLDT and Smart also provided communications support for COVID command centers of national government agencies and local governments in Metro Manila and other parts of the country ranging from Baguio City in the North to Zamboanga City in the South.  This assistance took the form of hotlines, fixed-line and pocket mobile WiFi, smartphones, SIMs, e-load and online messaging platforms like Infocast.

The Group also provided communications support for the deployment of various online applications designed to assist the public during the COVID crisis.  Smart provided 540 smartphones to enable the Government to implement throughout Metro Manila a service that enables front-line personnel like health workers to quickly get through quarantine checkpoints using an online application called RapidPass.Ph.

Smart has also provided free mobile data access to StaySafe.Ph an online application through which health information can be gathered from the public in order to assist health authorities keep track of COVID infections.  StaySafe.Ph was developed by our affiliate company, Multisys Technologies Corporation.

Working with the Foundations of MPIC, Meralco and other associated companies, the PLDT Smart Foundation provided assistance to frontline health workers, and, police and military personnel and affected communities in the form of personal protective equipment, food packs and essential items like alcohol.

Capex Guidance Tempered

First, PLDT’S original capex guidance for 2020 of Php83.0 billion will probably be pared down, with anywhere between 20% to 25% of the budget deferred, suggesting that capex levels will be in the Php60-plus billion level.  Our network roll out activities have been constrained by the reduced mobility of our Network teams since the ECQ was imposed.

The network roll-out for the balance of 2020 will prioritize projects that support the changing demand profile of our customers, and to help corporates revive their business under these new conditions.

Second, PLDT and Smart are in the process of developing new ways of conducting their business and serving customers.  This will consist of flexible working arrangements that combine social distancing for employees at the office, work from home for other staff, with carefully conducted operations for field personnel.

Learning from their lockdown experience, Management and staff will be using online collaboration tools much more extensively than before to run the business and address customer needs more effectively. To complement this, customers will be encouraged to use more self-help and digital applications like e-payments.  Moreover, payables and receivables will be carefully managed.

Third, moving forward, the PLDT Group’s focus will be on helping customers adapt to their own new normal.

The Enterprise and Consumer business groups are, for example, developing a convergent approach to meet the greater need of Government offices and private businesses to operate on flexible working arrangements that combine office work with social distancing and work-from-home routines.  They are also collaborating on how to enable both public and private schools to restart in a safe and sustainable way through the innovative use of online/offline educational systems.

“Moving forward, there will be likely some softening of revenue growth in the second quarter this year.  But overall, we expect revenues to stay on the growth path versus last year.  Moreover, by focusing on helping companies, communities, families and individuals find the digital solutions that put them back on-track to prosperity, we will ensure that our services are maintained at a superior level across all sectors.  This is the most sustainable way for PLDT to build a future in this New Normal,” concluded Manuel V. Pangilinan, Chairman, President and Chief Executive Officer of PLDT.

###

	PLDT Consolidated
	For the First Quarter
(Php in mn)	2020	2019	% Change

Total revenues	43,646	40,618	7%

Service revenues (a)	41,797	38,792	8%

Expenses (b)	32,528	30,313	7%

EBITDA (c)	21,636	20,056	8%
EBITDA Margin	52%	52%

Income before Income Tax	8,331	9,013	(8%)

Provision for Income Tax	2,356	2,290	3%

Net Income - Attributable to Equity Holders of PLDT	5,912	6,708	(12%)

Telco Core Income (d)	6,878	7,203	(5%)

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	41,797	38,792	8%
Interconnection costs	302	835	(64%)
Service Revenues, net of interconnection costs	41,495	37,957	9%

(b) Expenses includes Interconnection Costs
(c) EBITDA excluding the MRP expenses booked in 1Q2020 (P24mnn) and 1Q2019 (P209mn)
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, MRP and share in Voyager losses

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in million pesos)

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	242,512	232,134
Right-of-use assets	16,065	15,890
Investments in associates and joint ventures	53,325	53,863
Financial assets at fair value through profit or loss	2,926	3,369
Investment properties	778	778
Goodwill and intangible assets	67,649	67,825
Deferred income tax assets – net	22,333	23,623
Derivative financial assets – net of current portion	1	1
Prepayments – net of current portion	50,737	48,933
Financial assets at fair value through other comprehensive income – net of current portion	161	162
Contract assets – net of current portion	755	750
Other financial assets – net of current portion	2,053	1,986
Other non-financial assets – net of current portion	143	136
Total Noncurrent Assets	459,438	449,450
Current Assets
Cash and cash equivalents	30,944	24,369
Short-term investments	2,949	314
Trade and other receivables	24,434	22,436
Inventories and supplies	2,868	3,412
Current portion of contract assets	1,931	1,997
Current portion of derivative financial assets	28	41
Current portion of debt instruments at amortized cost	—	150
Current portion of prepayments	11,518	11,298
Current portion of financial assets at fair value through other comprehensive income	2,793	2,757
Current portion of other financial assets	8,088	8,086
Current portion of other non-financial assets	361	717
Total Current Assets	85,914	75,577
TOTAL ASSETS	545,352	525,027

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Treasury shares under employee benefit trust	(23)	(394)
Capital in excess of par value	130,312	130,312
Other equity reserves	24	276
Retained earnings	15,534	18,063
Other comprehensive loss	(32,224)	(31,368)
Total Equity Attributable to Equity Holders of PLDT	108,721	111,987
Noncontrolling interests	4,308	4,303
TOTAL EQUITY	113,029	116,290

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

(in million pesos)

	March 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	166,075	172,834
Lease liabilities – net of current portion	12,676	13,100
Deferred income tax liabilities	2,513	2,583
Derivative financial liabilities – net of current portion	14	25
Customers’ deposits	2,206	2,205
Pension and other employee benefits	9,504	8,985
Deferred credits and other noncurrent liabilities	3,767	4,557
Total Noncurrent Liabilities	196,755	204,289
Current Liabilities
Accounts payable	80,545	77,845
Accrued expenses and other current liabilities	100,717	100,815
Current portion of interest-bearing financial liabilities	39,263	19,722
Current portion of lease liabilities	3,657	3,215
Dividends payable	10,007	1,584
Current portion of derivative financial liabilities	81	88
Income tax payable	1,298	1,179
Total Current Liabilities	235,568	204,448
TOTAL LIABILITIES	432,323	408,737
TOTAL EQUITY AND LIABILITIES	545,352	525,027

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Three Months Ended March 31, 2020 and 2019

(in million pesos, except earnings per common share amounts which are in pesos)

	2020	2019
	(Unaudited)
REVENUES
Service revenues	41,797	38,792
Non-service revenues	1,849	1,826
	43,646	40,618
EXPENSES
Selling, general and administrative expenses	17,851	15,891
Depreciation and amortization	10,286	9,346
Cost of sales and services	3,029	2,884
Asset impairment	1,060	1,357
Interconnection costs	302	835
	32,528	30,313
	11,118	10,305

OTHER EXPENSES – NET	(2,787)	(1,292)
INCOME BEFORE INCOME TAX	8,331	9,013

PROVISION FOR INCOME TAX	2,356	2,290
NET INCOME	5,975	6,723
ATTRIBUTABLE TO:
Equity holders of PLDT	5,912	6,708
Noncontrolling interests	63	15
	5,975	6,723
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	27.30	30.98
Diluted	27.30	30.98

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect  PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Ramon R. Isberto
pldt_ir_center@pldt.com.ph	pldt_ir_center@pldt.com.ph	rrisberto@pldt.com.ph
Tel. No: 8816-8213	Tel. No: 8816-8024	Tel. No: 8511-3101

About PLDT

PLDT is the leading telecommunications and digital services provider in the Philippines. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippinelisted companies.

Further information can be obtained by visiting www.pldt.com.

May 7, 2020

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio  Global City, Taguig City

Attention:  Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

May 7, 2020

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

     Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,589 As of March 31, 2020	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	May 7, 2020
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on May 7, 2020:

1.

The Board noted and confirmed the appointment of Sycip Gorres Velayo & Co. as the Company’s external auditors to audit the financial statements of the Company for the year 2020 by the Audit Committee in its meeting held on May 6, 2020.

2.

The Board declared a cash dividend of P12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending June 15, 2020, payable on June 15, 2020 to the holder of record on May 21, 2020.

The cash dividend was declared out of the audited unrestricted retained earnings of the Company as at December 31, 2019, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  May 7, 2020